WiMi Hologram Cloud Inc.

October 17, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Kathleen Collins

Ms. Megan Akst

Re:	WiMi Hologram Cloud Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 13, 2023 File No. 001-39257

Ladies and Gentlemen:

WiMi Hologram Cloud Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 5, 2023 regarding its Form 20-F for the fiscal year ended December 31, 2022 filed on April 13, 2023.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Item 18. Financial Statements

Note 13. Goodwill, page F-50

1.	We note your response to prior comment 6. Please address the following and provide all requested information in both USD and RMB:

●	Identify each of your reporting units, including those that did not have goodwill as of December 31, 2022.

●	Provide us with the fair value and carrying value for each reporting unit, including those that did not have goodwill. Ensure you include the fair value of the reporting unit and not the fair value of goodwill as provided in your response.

●	Provide the percentage by which the fair value for each reporting unit exceeds the carrying value.

●	Provide a reconciliation of the estimated fair value for your reporting units in total to the company’s total market capitalization as of December 31, 2022.

●	Explain how you determined the December 31, 2022 market capitalization of $113,427,050 as provided in your response, or revise. In this regard, you appear to have multiplied the closing price of your ADS at December 31, 2022 times the number of outstanding Class B ordinary shares without adjusting for the fact that each ADS represents two Class B ordinary shares.

In response to the Staff’s comments, the Company respectfully advises the Staff that the company identifies each of the reporting unit based on the business segment in which they operate. The Company identifies its reporting units by assessing whether components (i) have discrete financial information available; (ii) engage in business activities; and (iii) have a segment manager who regularly reviews the component’s operating results. The chart below identifies each reporting unit, including fair value and carrying cost in both USD and RMB. In future filings, the company will incorporate a chart substantially in the form below, which will include (i) two additional reporting units (Skystar and Shenzhen Kuxunyou) which goodwill have been fully impaired as of December 31, 2022, and (ii) Fair Value and Carrying Value for each respective reporting unit, and (iii) the percentage of Fair Value exceeding the Carrying Value. The proposed revised disclosure at page 90 as follows:

Segment	Reporting Unit	Net Goodwill as of December 31, 2022	Fair Value as of December 31, 2022	Carrying Value as of December 31, 2022	Percentage of Fair Value Exceeds Carrying Value
		(in RMB thousands)
AR advertising services	Shenzhen Yidian	137,060	334,000	193,383	1%
	Shenzhen Yitian	92,990	981,000	214,101	219%
	Guoyu	13,284	22,300	6,708	12%
Semiconductor business	FE-DA Electronics	—	2719	33053	-92%
AR entertainment services	Shenzhen Kuxuanyou	-	/	-	-
	Skystar	-	/	79,881	-

Segment	Reporting Unit	Net Goodwill as of December 31, 2022	Fair Value as of December 31, 2022	Carrying Value as of December 31, 2022	Percentage of Fair Value Exceeds Carrying Value
		(in USD thousands)
AR advertising services	Shenzhen Yidian	19,680	47,957	27,767	1%
	Shenzhen Yitian	13,352	140,855	30,741	219%
	Guoyu	1,907	3,202	963	12%
Semiconductor business	FE-DA Electronics	—	390	4,746	-92%
AR entertainment services	Shenzhen Kuxuanyou	-	/	-	-
	Skystar	-	/	11,470	-

The estimated aggregate fair value of the above six reporting units is approximately USD 192 million (RMB 1,340 million).

In addition, the Company respectfully advises the Staff that the company’s market capitalization is approximately USD 57 million as of December 31, 2022. In the previous response letter, the Company indeed inadvertently multiplied the closing price of our ADS at December 31, 2022 times the number of outstanding Class B ordinary shares without adjusting for the fact that each ADS represents two Class B ordinary shares. This will be corrected in future filings.

In terms of the Company’s net book value in excess of its market capitalization, the Company respectfully advises the Staff that the market capitalization of the company is based on the market’s perception for the company and therefore may not accurately represent its fair value. In addition, as a contender in an emerging industry experiencing rapid market changes, the Company faces fierce competition, yet there is no particularly influential representative company in the industry at present to which investors may compare the Company, and it may be the case that investors are not very concerned or interested about this industry at all. Moreover, the market may also consider many factors in valuing the Company, such as factors related to the macroeconomic and social environment, resulting in fluctuations in the Company’s stock price.

In addition, the Company respectively advises the staff that the company’s business and corporate governance are operating normally at present, and the company’s cash flow is adequate, with cash and cash equivalents accounting for nearly half of the net book value. In the 20-F, the goodwill of the reporting units was not impaired based on the Company’s expectation and confidence in future market opportunities and business growth. Based on these premises, the net book value of the Company greatly exceeded the Company’s market capitalization.

In future 20-F filings,the Company will re-evaluate the situation based on the actual market circumstances and business operation, etc, conditions and will take appropriate action on goodwill based on the latest evaluation results.

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at sean@wimiar.com or by phone at +86-10-5338-4913.

Very truly yours,

/s/ Shuo Shi
Shuo Shi
Chief Executive and Operations Officer

3